UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the Fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to .

Commission file number 1-08660

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
(for Non-Bargaining Unit Employees)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hudson United Bancorp
1000 MacArthur Boulevard
Mahwah, New Jersey 07430

REQUIRED INFORMATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

December 31, 2004

with Report of Independent Registered Public Accounting Firm

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm	…..……………………..………………………	1

Financial Statements

Statements of Net Assets Available for Benefits	………………………………………………	2
Statement of Changes in Net Assets Available for Benefits	…………………………………………………	3
Notes to Financial Statements	…………………………………………………	4

Supplemental Schedules

Line 4i Schedule of Assets (Held at End of Year)	…..………….…………..…………………….	11
Line 4j - Schedule of Reportable (5%) Transactions	…………….………………………………….	12

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Hudson United Bancorp and Subsidiaries Savings and Investment Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hudson United Bancorp and Subsidiaries Savings and Investment Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year and Schedule of Reportable (5%) Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania June 22, 2005

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

Statements of Net Assets Available for Benefits

		December 31
	2004		2003

Investments, at Fair Value:
Mutual funds	$23,868,900		$19,080,091
Common stock of Hudson United Bancorp	17,873,919		17,427,870

Other Assets	276		--
Participant loans receivable	1,253,300		1,225,240

Total Assets	42,996,395		37,733,201

Administration Fees payable	(20,846)		--

Net assets available for benefits	$42,975,549		$37,733,201

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits

Year ended Dec.
2004

Net assets available for benefits, beginning of year	$37,733,201

Additions (deductions):
Contributions:
Employees	3,719,432
Employer	1,190,766
Rollovers	16,356
Forfeitures	140,569
Net realized/unrealized appreciation (depreciation) of investments	2,124,348
Dividends/Interest	847,461
Distributions	(3,762,783)
Trust administrative fees	(58,661)
Net activity relating to participant's loans	(166,948)
Transfers into Plan from Flatiron Credit Company 401K Plan	1,191,808

Net assets available for benefits, end of year	$42,975,549

See accompanying notes.

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Hudson United Bancorp and Subsidiaries Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement and the Summary Plan Description for a more complete narrative of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Hudson United Bancorp (the “Company”). Full-time employees are eligible to be admitted to the Plan upon completion of 1,000 hours of service in a six-month period (twelve months for part-time employees) and the attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan Agreement. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Company contributions. The benefit to which participant is entitled is the vested account balance.

Contributions

Each year, Plan participants may make a pre-tax contribution of 2% to 12% of their annual compensation. The Company contributes 50% of each employee’s contribution to a maximum of 3% of eligible annual compensation.

Upon enrollment, a participant may direct contributions in 10% increments to any of the Plan’s fund options. Participants may change their investment elections a maximum of three times per quarter.

Participants aged 50 and older and make the maximum allowable contribution to the plan are entitled to contribute and additional catch-up contribution of up to $3,000.

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements (continued)

1. Descriptions of the Plan (continued) Contributions (continued)

      Under the provisions or the Plan, participating employees may elect to invest their contributions in the following nine investment funds:

Employer Stock Fund	Established to invest in the common stock of Hudson United
Bancorp.

Federated Intermediate Government	Invests in United States
Trust	Government Agency Securities that generally mature within
five years from the date of purchase.

Federated Stock Trust	Invests in a portfolio of common stocks with an emphasis
on large capitalized companies.

Federated Growth Strategies Fund	Invests in common stock of companies with prospects for
above average growth.

Federated Stock and Bond Trust	Invests in a balanced portfolio of high quality common
stocks, United States Government Agency Securities
and corporate bonds rated “A” or better.

Federated Short-Term Government	Established to invest in short-
Trust	term U.S. treasury and other securities issued or guaranteed by the U.S. government or its agencies.

Federated Large Cap Growth Fund	The fund seeks capital appreciation by investing primarily
in large, well-established companies.

Federated Max Cap Fund	The Fund seeks to achieve a total return similar to the S&P 500 stock index.

Federated International Small	The Fund seeks long-term capital
Company Fund	appreciation by investing in equity securities of small
cap companies.

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

All participants are immediately and fully vested in all participant contributions and the assets derived from their investment. Employees become fully vested in Company contributions and the assets derived from their investment in the event of any one of the following: attainment of age 65, upon retirement due to disability, death, plan termination, or the completion of five years of service with the Company. Employer contributions vest as follow:

Up to 2 years of service	=	0% vesting
After 2 years of service	=	25% vesting
After 3 years of service	=	50% vesting
After 4 years of service	=	75% vesting
After 5 years of service	=	100% vesting

Forfeitures of non-vested Company contributions for participants are used to reduce Company matching contributions to the Plan.

Participant Loans

Participants may borrow from their fund accounts up to 50% of their vested account balance. Loans are not issued to participants who have a loan outstanding under the plan. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants account and bear interest at a rate established as the prevailing prime interest rate at the time of the loan issuance. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of benefits

Pursuant to a Plan provision, upon termination of employment, employees may receive a lump sum payment equal to the value of their account unless other method of payment has been selected as provided for by the Plan. Benefit payments are distributed to participants in the Employer Stock Fund in the form of the Company’s stock or cash, at the Participant’s election.

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued) Forfeited Accounts

In 2004, $164,068 of forfeitures was used to reduce 2004’s employer contributions. On December 31, 2004, funds from forfeited non-vested accounts available to offset future employer contributions totaled $31,443 in the form of funds invested in the “Federated Short-Term U.S. Govt. Trust”.

2. Summary of Significant Account Policies Basis of accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments are stated at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The market value of the participation units in the Federated funds is based on quoted market value on the last business day of the Plan year.

The change in the difference between the fair value and cost of investments is reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) of investments, along with gains or losses realized on the sale of investments, which are determined using a specific identification basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans

The participant loans are valued at their outstanding balances, which approximate fair value.

Payment of benefits Benefits are recorded when paid.

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Operating expenses

Trust administrative fees of the Plan are paid out of the Plan’s assets. All other plan expenses are paid for by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are held by Reliance Trust Company

For the year ended December 31, 2004, the Plan investment <included realized and unrealized gains and <losses>> appreciated in value as follows:

December 31, 2004

Mutual Funds	$1,066,802
Common Stock of Hudson United Bancorp	1,057,546

Total	2,124,348

The fair value of individual investments that represent 5% or more of the Plan’s net assets at the end of the years as follows:

	2004	2003

Hudson United Bancorp Common stock	$17,873,919	$17,427,870
Federated Short-Term Government Trust	9,897,910	8,617,617
Federated Stock Trust	3,874,032	2,895,496
Federated Growth Strategies Fund	3,451,476	2,632,047

4. Transactions with Parties-in-interest

At December 31, 2004 and 2003, the Plan held 453,883 and 471,661 shares of common stock, respectively, of the Company with a fair value of $17,873,919 and $17,427,870, respectively. Dividend income from this investment was $624,426 on December 31, 2004. The Company provides Trust Administration services to the Plan. For the year ended December 31, 2004, the related fees paid to the Company amounted to $58,661. For the year ended December 31, 2004, the Company waived $18,909 of administration fees.

The Plan’s record keeper is Federated Retirement Plan Services.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 3, 2002, stating that the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

7. Plan Mergers

Effective November, 2003, the company acquired Flatiron. The company merged the net assets of $1,191,808 from Flatiron Credit Company 401K Plan into the Plan on October 4, 2004.

Supplemental Schedule

Hudson United Bancorp and Subsidiaries Savings and Investment Plan

Schedule H, 4i-Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of Investment
	Including Maturity Date, Rate of	Current
Identity of Issuer	Interest, Par or Maturity Value	Value

Mutual Funds
Federated Securities
Corp.*	9,897,911 units of Federated
	Short-Term Government Trust	$9,897,911
Federated Securities
Corp.*	114,061 units of Federated Growth
	Strategies Fund	3,451,476
Federated Securities
Corp.*	104,197 units of Federated Stock Trust	3,874,032
Federated Securities
Corp.*	102,956 units of Federated Stock
	and Bond Trust	1,942,771
Federated Securities
Corp.*	144,893 units of Federated
	Intermediate GovernmentTrust	1,637,291
Federated Securities
Corp.*	122,375 units of Federated Large
	Cap Growth Fund	987,564
Federated Securities
Corp.*	48,687 units of Federated Max
	Cap Fund	1,190,408
Federated Securities
Corp.*	32,166 units of Federated
	International Small Company Fund	887,447

		23,868,900

Common Stock
Hudson United Bancorp*	453,883 shares	17,873,919

Participant Loans	Interest rates range from 4.00% to 9.5%
	and loans mature through 08/04/2014	1,253,300

		$42,996,119

*Denotes party-in-interest

Note: Cost of assets is not applicable as all investments are directed by the participants.

Hudson United Bancorp and Subsidiaries Savings and
Investment Plan

Line 4J - Schedule of Reportable (5%) Transactions
Year Ended December 31, 2004

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Current
					Expense		value of
Identity of					incurred		asset on
party	Description	Purchase	Selling	Lease	with	Cost of	transaction
involved	of asset	price	price	rental	transaction	asset	date	Net gain

There were no category (i), (ii) or (iv) reportable transactions during 2004

Exhibit Index

23.1	Consent of Ernst & Young LLP

23.2	Consent of Grant Thornton LLP

99.1	Report of Independent Registered Public Accounting Firm

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report on Form 11-K to be signed on their behalf by the undersigned, thereunto duly authorized.

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN (for Non-Bargaining Unit Employees)

Date: June 29, 2005	By:	/s/ Peter Visaggio

Peter Visaggio
Plan Administrator